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August 13, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RiverSource Life Insurance Company
on behalf of RiverSource Variable Account 10
    Post-Effective Amendment No. 67 on Form N-4
    File Nos. 333-79311/811-07355
    RiverSource Variable Account 10

      RiverSource Retirement Advisor Advantage Plus Variable Annuity RiverSource Retirement Advisor Select Plus Variable Annuity RiverSource Retirement Advisor 4 Advantage Variable Annuity RiverSource Retirement Advisor 4 Select Variable Annuity RiverSource Retirement Advisor 4 Access Variable Annuity RiverSource RAVA 5 Advantage Variable Annuity
      (Offered for contract applications signed prior to April 30, 2012) RiverSource RAVA 5 Select Variable Annuity
      (Offered for contract applications signed prior to April 30, 2012) RiverSource RAVA 5 Access Variable Annuity
      (Offered for contract applications signed prior to April 30, 2012)

File Nos. 333-79311/811-07355

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 ("Registrant"), RiverSource
Life Insurance Company ("Company") is filing electronically Registrant's Post-Effective Amendment No. 67 ("Amendment No. 67") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement prospectuses for RiverSource Retirement Advisor Advantage Plus Variable Annuity, RiverSource Retirement Advisor Select Plus Variable Annuity, RiverSource Retirement Advisor 4 Advantage Variable Annuity, RiverSource Retirement Advisor 4 Select Variable Annuity, RiverSource Retirement Advisor 4 Access Variable Annuity, RiverSource RAVA 5 Advantage Variable Annuity (Offered for contract applications signed prior to April 30,2012),RiverSource RAVA 5 Select Variable Annuity(Offered for contract applications signed prior to April 30, 2012)and RiverSource RAVA 5 Access Variable Annuity (Offered for contract applications signed prior to April 30, 2012).

This supplement includes the following change to the existing prospectuses:


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      -     For contracts with Accumulation Protector Benefit rider or
            Accumulation Benefit rider, effective Oct. 20, 2012, upon elective step up or elective spousal continuation step up, the fee applied to the rider will be 1.75%.

The prospectuses and the combined Statement of Additional Information relating to the above-listed variable annuities filed with Post-Effective Amendment No. 66 to Registration Statement No. 333-179398 on or about April 20, 2012, have been incorporated by reference to this Amendment No. 67.

Registrant intends this supplement filing to serve as a Template Filing for the following product filings which are all filed under Form N-4:

                                                                                                      LIFE INSURANCE
PRODUCT NAME                                     1933 ACT #  1940 ACT #   REGISTRANT NAME             COMPANY NAME
----------------------------------------------   ----------  ----------   --------------------------  --------------------
RiverSource FlexChoice Select Variable Annuity   333-139759  811-7195     RiverSource Variable        RiverSource Life
                                                                          Annuity Account             Insurance Company

RiverSource Signature One Select Variable        333-139762  811-7195     RiverSource Variable        RiverSource Life
Annuity                                                                   Annuity Account             Insurance Company

RiverSource Signature Select Variable Annuity    333-139760  811-7195     RiverSource Variable        RiverSource Life
                                                                          Annuity Account             Insurance Company

RiverSource Innovations Select Variable          333-139763  811-7195     RiverSource Variable        RiverSource Life
Annuity                                                                   Annuity Account             Insurance Company

RiverSource Builder Select Variable Annuity      333-139762  811-7195     RiverSource Variable        RiverSource Life
                                                                          Annuity Account             Insurance Company

RiverSource FlexChoice Select Variable Annuity   333-144422  811-07511    RiverSource of New York     RiverSource Life
                                                                          Variable Annuity Account 2  Insurance Co. of New
                                                                                                      York

RiverSource Innovations Select Variable          333-139764  811-07511    RiverSource of New York     RiverSource Life
Annuity NY                                                                Variable Annuity Account 2  Insurance Co. of New
                                                                                                      York

RiverSource Retirement Advisor Advantage Plus    333-91691   811-07623    RiverSource of New York     RiverSource Life
Variable Annuity / RiverSource Retirement                                 Variable Annuity Account    Insurance Co. of New
Advisor Select Plus Variable Annuity                                                                  York

RiverSource Retirement Advisor 4 Advantage       333-91691   811-07623    RiverSource of New York     RiverSource Life
Variable Annuity                                                          Variable Annuity Account    Insurance Co. of New
RiverSource Retirement Advisor 4 Select                                                               York
Variable Annuity
RiverSource Retirement Advisor 4 Access
Variable Annuity

RiverSource RAVA 5 Advantage Variable Annuity    333-91691   811-07623    RiverSource of New York     RiverSource Life Insurance
RiverSource RAVA 5 Select Variable Annuity                                Variable Annuity Account    Co. of New York

RiverSource RAVA 5 Access Variable Annuity
(Offered for contract applications signed prior to April 30, 2012)

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Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under
1933 Act, under separate cover.

If you have any questions regarding this filing, please contact me at (612) 678-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
    ---------------------------------
    Dixie Carroll
    Assistant General Counsel and Assistant Secretary

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